August 23, 2019

Ton Logtenberg
Chief Executive Officer
Merus N.V.
Yalelaan 62
3584 CM Utrecht
The Netherlands

       Re: Merus N.V.
           Registration Statement on Form F-3
           Filed August 20, 2019
           File No. 333-233367

Dear Dr. Logtenberg:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Peter Handrinos, Esq.